					Exhibit 99(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					Sept 30,
	2001	2002	2003	2004	2005	2006

Total Interest Charges	$109,523	$103,210	$91,221	$84,430	$84,992	$81,320
Interest applicable to rentals	14,563	12,762	15,425	13,171	13,911	10,231

Total fixed charges, as defined	124,086	115,972	106,646	97,601	98,903	91,551

Preferred dividends, as defined (a)	12,348	11,869	14,274	12,646	12,093	10,125

Combined fixed charges and preferred dividends, as defined	$136,434	$127,841	$120,920	$110,247	$110,996	$101,676

Earnings as defined:

Net Income	$178,185	$135,643	$126,009	$142,210	$174,635	$175,516
Add:
Provision for income taxes:
Total	105,933	71,404	105,296	89,064	96,949	38,602
Fixed charges as above	124,086	115,972	106,646	97,601	98,903	91,551

Total earnings, as defined	$408,204	$323,019	$337,951	$328,875	$370,487	$305,669

Ratio of earnings to fixed charges, as defined	3.29	2.79	3.17	3.37	3.75	3.34

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.99	2.53	2.79	2.98	3.34	3.01

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.